YM BIOSCIENCES AND CIMAB ACHIEVE CLINICAL MILESTONE

- Data for TheraCIM h-R3 in High Grade Malignant Glioma presented at ASCO 2005 -

- Clinical benefit of EGF-R monoclonal antibody demonstrated with absence of rash, anaphylaxis or diarrhea -

MISSISSAUGA, Canada - May 19, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced data from a presentation at the American Society of Clinical Oncology 2005 Annual Meeting for an open label Phase I/II trial in high grade malignant glioma tumors in an adult population utilizing the EGF receptor humanized monoclonal antibody h-R3 (nimotuzumab) as a combination therapy.

"TheraCIM continues to demonstrate clinical benefit in a broadening number of cancer indications. The data from this trial are supportive of the application by our partner Oncoscience AG for approval to initiate a Phase III pivotal trial in Europe. These compelling results follow our release of data in February 2005 demonstrating an overall response rate of 35.3% observed in a monotherapy trial of TheraCIM h-R3 (“Theraloc” in Europe) in pediatric glioma where the children had failed all other courses of treatment,” said Mr. David Allan, Chairman of YM BioSciences.

“We are impressed by the continuing absence of acneiform rash, which is reported in the literature as being physically and emotionally debilitating and suffered by many patients treated with the other products being developed for inhibition of HER1/EGFR. We also continue to see no evidence of anaphylaxis or severe diarrhea similarly reported in other trials," added Dr.Normando Iznaga, Global Project Manager for TheraCIM h-R3 at CIMYM Inc.

The study was conducted in Cuba by CIMAB S.A., YM's partner in its subsidiary CIMYM Inc. CIMAB S.A. is a company representing the Center of Molecular Immunology, the originator of TheraCIM h-R3 at CIMYM Inc.

Trial Design and Report Data

Twenty-nine patients were recruited into the trial and 24 are available for response evaluation. Patients were treated with the humanized EGF-R monoclonal antibody, nimotuzumab (CIMAher in Latin America, TheraCIM h-R3 in North America and Theraloc in Europe).

The trial was an open label, uncontrolled, multi-centric Phase I/II clinical trial, in which patients received six weekly infusions of h-R3 at the dose of 200 mg in combination with external beam radiotherapy. Immunoscintigraphic studies were performed after treatment to evaluate treatment response.

Primary tumors corresponded to glioblastoma multiforme (15 patients) and anaplastic astrocytoma (9 patients). All patients underwent debulking surgery or biopsy before entering the trial. In this patient set, four subjects (16.7%) have achieved complete response, five patients (20.8%) have reached partial response and 12 patients achieved disease stabilization. In total, 21 patients (87.5%) achieved disease stabilization or an objective response. The product demonstrated clinical benefit in high grade glioma astrocytic tumors with a mean and median survival for all the patients of 23.7 and 18.1 months and a survival rate at 18 months of 53%.

No evidence of grade 3/4 adverse events was detected. One patient developed a serious adverse event that consisted of grade 2 dysphasia and sensory alteration. No patients presented with acneiform rash.

Additional Information on TheraCIM h-R3 at CIMYM Inc.

In previous clinical trials in head and neck cancer and nasopharyngeal cancer, TheraCIM h-R3 has been shown to significantly improve the therapeutic effects of radiation. A report on one of these trials was published in the Journal of Clinical Oncology (Volume 22, No. 9, May 1, 2004) and other trials have been described in press releases by YM BioSciences Inc. The licensee for TheraCIM h-R3 in China received approval for the drug in that country in April 2005 for the treatment of nasopharyngeal carcinomas in combination with radiotherapy. TheraCIM h-R3 has also been approved in Argentina, Columbia and Cuba for head and neck tumors in combination with radiotherapy.

Application has been made for a randomized trial in adults with glioma and the positive trial in pediatric glioma announced February 28, 2005 could also be supportive of that application. A parallel monotherapy trial, also being conducted in Germany in metastatic pancreatic cancer, was initiated at the end of November 2004, has enrolled 34 patients to date and is targeted to complete its first clinical assessment in mid-2005 following the review of the first 30 patients in that trial.

Theraloc/ TheraCIM h-R3 at CIMYM Inc. has been awarded Orphan Drug designation by both the European Medicine Evaluation Agency - EMEA - and by the FDA in the USA for treatment of glioma.

h-R3 is licensed to YM's subsidiary, CIMYM Inc., for Europe, North America and the Pacific Rim excluding China, by CIMAB S.A.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM hR3, described above, and GnRH anti-cancer vaccine that is in earlier stage clinical trials. YM BioSciences recently acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation-delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and YM proposes to advance AeroLEF™ through a Phase IIb pain trial in 2005.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com